Sekoya Holdings Ltd.

916 West Broadway Street

Vancouver, BC

Canada V5Z 1K7

Phone: (604) 269-6622

February 27, 2006

Via Mail and Facsimile

John D. Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Sekoya Holdings Ltd.

Registration Statement on Form SB-2

Filed January 18, 2006

File No. 333-131088

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Sekoya Holdings Ltd. directly at the numbers provided above.

General

1.   Please find our Prospectus revised to indicate that the selling shareholders are acting as underwriters for the registrant when reselling the securities and that the securities will be offered and sold at a fixed price for the duration of the offering.

2.   Please find the "Selling Shareholders" section revised to ensure that the total amount of securities owned and the total amount being offered do agree. The previous discrepancy was due to a typographical error and we confirm that the correct amount is 6,055,000.

Sincerely,

Shirley Wong

President